SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 16, 2009

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.               Nokia stock exchange release dated April 16, 2009: Nokia Q1 2009 net sales EUR 9.3 billion, non-IFRS EPS EUR 0.10 (reported EPS EUR 0.03)

INTERIM REPORT

Nokia Corporation	April 16, 2009 at 13:00 (CET +1)

Nokia Q1 2009 net sales EUR 9.3 billion, non-IFRS EPS EUR 0.10 (reported EPS EUR 0.03)

Non-IFRS and reported gross margin in Devices & Services 33.8%, unchanged from Q4 2008

	Non-IFRS first quarter 2009 results(1), (2)
			YoY		QoQ
EUR million	Q1/2009	Q1/2008	Change	Q4/2008	Change
Net sales	9 276	12 663	-26.7%	12 665	-26.8%
Devices & Services	6 173	9 263	-33.4%	8 141	-24.2%
NAVTEQ	134			206	-35.0%
Nokia Siemens Networks	2 990	3 404	-12.2%	4 340	-31.1%

Operating profit	514	1 984	-74.1%	1 239	-58.5%
Devices & Services	642	1 964	-67.3%	983	-34.7%
NAVTEQ	5			53	-90.6%
Nokia Siemens Networks	-122	81		225

Operating margin	5.5%	15.7%		9.8%
Devices & Services	10.4%	21.2%		12.1%
NAVTEQ	3.7%	25.7%
Nokia Siemens Networks	-4.1%	2.4%		5.2%

EPS, EUR Diluted	0.10	0.39	-74.4%	0.26	-61.5%

	Reported first quarter 2009 results(1)
			YoY		QoQ
EUR million	Q1/2009	Q1/2008	Change	Q4/2008	Change
Net sales	9 274	12 660	-26.7%	12 662	-26.8%
Devices & Services	6 173	9 263	-33.4%	8 141	-24.2%
NAVTEQ	132			205	-35.6%
Nokia Siemens Networks	2 990	3 401	-12.1%	4 338	-31.1%

Operating profit	55	1 531	-96.4%	492	-88.8%
Devices & Services	547	1 883	-71.0%	766	-28.6%
NAVTEQ	-120			-73	64.4%
Nokia Siemens Networks	-361	-74	387.8%	-179	101.7%

Operating margin	0.6%	12.1%		3.9%
Devices & Services	8.9%	20.3%		9.4%
NAVTEQ	-90.9%	-35.6%
Nokia Siemens Networks	-12.1%	-2.2%		-4.1%

EPS, EUR Diluted	0.03	0.32	-90.6%	0.15	-80.0%

Note 1 relating to NAVTEQ: On July 10, 2008, Nokia completed the acquisition of NAVTEQ Corporation. NAVTEQ is a separate reportable segment of Nokia starting from the third quarter 2008. Accordingly, the results of NAVTEQ are not available for the prior periods.

Note 2 relating to non-IFRS results: Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from i) the formation of Nokia Siemens Networks and ii) all business acquisitions completed after June 30, 2008. More specific information about the exclusions from the non-IFRS results may be found in this press release on pages 3, 10, and 12-16.

Nokia believes that these non-IFRS financial measures provide meaningful supplemental information to both management and investors regarding Nokia’s performance by excluding the above-described items that may not be indicative of Nokia’s business operating results. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

A reconciliation of the non-IFRS results to our reported results for Q1 2009 and Q1 2008 can be found in the tables on pages 10 and 12-16 of this press release. A reconciliation of our Q4 2008 non-IFRS results can be found on pages 11-16 of our Q4 2008 Interim Report of January 22, 2009.

FIRST QUARTER 2009 HIGHLIGHTS

•                  Nokia net sales of EUR 9.3 billion, down 27% year on year and sequentially (down 24% and down 25% at constant currency).

•                  Devices & Services net sales of EUR 6.2 billion, down 33% year on year and down 24% sequentially (down 31% and down 23% at constant currency).

•                  Services net sales of EUR 150 million (billings of EUR 166 million), up 79% year on year and down 5% sequentially.

•                  Estimated industry mobile device volumes of 255 million units, down 14% year on year and down 16% sequentially.

•                  Nokia mobile device volumes of 93.2 million units, down 19% year on year and down 18% sequentially.

•                  Nokia 5800 XpressMusic volumes of 2.6 million units, with cumulative shipments of more than 3 million units since the smartphone’s launch in late November 2008.

•                  Nokia estimated mobile device market share of 37% in Q1 2009, down from 39% in Q1 2008 and unchanged from Q4 2008.

•                  Nokia mobile device ASP of EUR 65, down from EUR 71 in Q4 2008.

•                  Devices & Services gross margin of 33.8%, unchanged from Q4 2008.

•                  NAVTEQ net sales of EUR 132 million, down 36% sequentially from EUR 205 million, and non-IFRS operating margin of 3.7% (25.7% in Q4 2008)

•                  Nokia Siemens Networks net sales of EUR 3.0 billion, down 12% year on year and down 31% sequentially (down 9% and down 30% at constant currency).

•                  Nokia operating cash flow of EUR 276 million.

•                  Total cash and other liquid assets of EUR 8.1 billion at the end of Q1 2009.

OLLI-PEKKA KALLASVUO, NOKIA CEO:

“In what has been an exceptionally tough environment, we continue to invest in a focused manner in consumer Internet services delivered across our broad portfolio of mobile devices. Combined, these solutions will drive our future growth. As an example in Q1, I am especially pleased with the performance of our first mass market touch product, the Nokia 5800 XpressMusic. Together with Comes With Music, it is a great example of Nokia providing solutions that consumers value.

Regarding the health of the overall mobile device market, the inventory already in the sales channels decreased substantially during Q1 due to extensive destocking by operators and distributors. This adversely impacted our sales volumes in the quarter. However, it has also resulted in the demand picture becoming more predictable as we enter the second quarter.”

INDUSTRY AND NOKIA OUTLOOK

•                  Nokia expects industry mobile device volumes in the second quarter 2009 to be at approximately the same level or up slightly sequentially.

•                  Nokia expects its mobile device market share in the second quarter 2009 to increase sequentially.

•                  Nokia continues to expect 2009 industry mobile device volumes to decline approximately 10% from 2008 levels. Nokia continues to expect the decline to be greater in the first half than in the second half of the year.

•                  Nokia continues to target an increase in its market share in mobile devices in 2009.

•                  Nokia continues to target its non-IFRS operating margin in Devices & Services to be more than 10% in the first half 2009 and to be in the teens for the second half 2009.

•                  Nokia continues to target its annualized non-IFRS operating expense run rate in Devices & Services to be lower than EUR 6 billion by the end of 2010. This would represent a reduction of more than EUR 700 million to the annualized run rate at the beginning of 2009. Nokia continues to target that a majority of the reduction will happen during 2009.

•                  Nokia and Nokia Siemens Networks now expect the mobile infrastructure and fixed infrastructure and related services market to decline approximately 10% in Euro terms in 2009, from 2008 levels. This is an update to Nokia and Nokia Siemens Networks’ earlier estimate that the mobile infrastructure and fixed infrastructure and related services market would decline 5% or more in Euro terms in 2009, from 2008 levels.

•                  Nokia and Nokia Siemens Networks continue to target for Nokia Siemens Networks market share to remain constant in 2009, compared to 2008.

FIRST QUARTER 2009 FINANCIAL HIGHLIGHTS

(Comparisons are given to the first quarter 2008, unless otherwise indicated.)

The non-IFRS results exclusions

Q1 2009 — EUR 459 million consisting of:

•                  EUR 34 million of impairment of intangible assets in Devices & Services

•                  EUR 59 million restructuring charge in Devices & Services

•                  EUR 123 million restructuring charge and other one-time items in Nokia Siemens Networks

•                  EUR 116 million of intangible assets amortization and other purchase price related items arising from the formation of Nokia Siemens Networks

•                  EUR 125 million of intangible assets amortization and other purchase price related items arising from the acquisition of NAVTEQ

•                  EUR 2 million of intangible assets amortization and other purchase price related items arising from the acquisition of OZ Communications in Devices & Services

Q4 2008 — EUR 747 million consisting of:

•                  EUR 286 million restructuring charge and other one-time items in Nokia Siemens Networks

•                  EUR 52 million restructuring charge in Devices & Services

•                  EUR 165 million representing the contribution of assets to Symbian Foundation

•                  EUR 5 million restructuring charge in NAVTEQ

•                  EUR 118 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks

•                  EUR 121 million of intangible asset amortization and other purchase price accounting related items arising from the acquisition of NAVTEQ

Q1 2008 — EUR 453 million (net) consisting of:

•                  EUR 217 million loss due to transfer of Finnish pension liabilities in Corporate Common Functions

•                  EUR 81 million facilities impairment and other charges related to closure of the Bochum site in Germany in Devices & Services

•                  EUR 65 million gain due to transfer of Finnish pension liabilities in Nokia Siemens Networks

•                  EUR 100 million restructuring charge in Nokia Siemens Networks

•                  EUR 120 million of intangible asset amortization and other purchase price accounting related items arising from the formation of Nokia Siemens Networks

Non-IFRS results exclude special items for all periods. In addition, non-IFRS results exclude intangible asset amortization, other purchase price accounting related items and inventory value adjustments arising from i) the formation of Nokia Siemens Networks and ii) all business acquisitions completed after June 30, 2008.

Nokia Group

Nokia’s first quarter 2009 net sales decreased 27% to EUR 9.3 billion, compared with EUR 12.7 billion in the first quarter 2008. At constant currency, Group net sales would have decreased 24% year on year and decreased 25% sequentially.

The following chart sets out the year on year and sequential growth rates in our net sales on a reported basis and at constant currency for the periods indicated.

NOKIA FIRST QUARTER 2009 NET SALES
Reported & Constant Currency(1)

	Q1/2009 vs. Q1/2008 Change	Q1/2009 vs. Q4/2008 Change
Group net sales – reported	-27%	-27%
Group net sales - constant currency(1)	-24%	-25%

Devices & Services net sales – reported	-33%	-24%
Devices & Services net sales - constant currency(1)	-31%	-23%

Nokia Siemens Networks net sales – reported	-12%	-31%
Nokia Siemens Networks net sales - constant currency(1)	-9%	-30%

Note 1: Change in net sales at constant currency excludes the impact of changes in exchange rates in comparison to the Euro, our reporting currency.

Nokia’s first quarter 2009 reported operating profit decreased 96% to EUR 55 million, compared with EUR 1.5 billion in the first quarter 2008. Nokia’s first quarter 2009 non-IFRS operating profit decreased 74% to EUR 514 million, compared with EUR 2.0 billion in the first quarter 2008. Nokia’s first quarter 2009 reported operating margin was 0.6% (12.1%). Nokia’s first quarter 2009 non-IFRS operating margin was 5.5% (15.7%).

Operating cash flow for the first quarter 2009 was EUR 276 million. Operating cash flow for the first quarter 2008 was EUR 757 million. Total cash and other liquid assets were EUR 8.1 billion at March 31, 2009, compared with EUR 10.4 billion at March 31, 2008. At March 31, 2009, Nokia’s net debt-equity ratio (gearing) was -14%, compared with -53% at March 31, 2008.

Devices & Services

In the first quarter 2009, the total mobile device volumes of our Devices & Services group were 93.2 million units, representing a decline of 19% year on year and 18% sequentially. The overall industry mobile device volumes for the same period were 255 million units based on Nokia’s preliminary estimate, representing a 14% year on year decrease and a 16% sequential decrease. The lower sales volumes for Nokia and the industry, both year on year and sequentially, were primarily driven by the negative impact of the rapidly deteriorating global economic conditions, including weaker consumer and corporate spending, severely constrained credit availability and unprecedented currency market volatility. The sequential volume decline also reflected typical seasonal decreases in the first quarter. In addition, extensive destocking by operators and distributors of their mobile device inventories adversely affected sales volumes by manufacturers, including Nokia, during the first quarter 2009.

Of the total industry mobile device volumes, converged mobile device industry volumes in the first quarter 2009 increased to 36.0 million units, based on Nokia’s preliminary estimate, compared with an estimated 33.3 million units in the first quarter 2008. Our own converged mobile device volumes were 13.7 million units in the first quarter 2009, compared with 14.6 million units in the first quarter 2008 and 15.1 million units in the fourth quarter 2008. We shipped approximately 5 million Nokia Nseries and over 3 million Nokia Eseries devices during the first quarter 2009.

The following chart sets out our mobile device volumes for the periods indicated, as well as the year on year and sequential growth rates, by geographic area.

NOKIA MOBILE DEVICE VOLUME BY GEOGRAPHIC AREA

(million units)	Q1/2009	Q1/2008	YoY Change	Q4/2008	QoQ Change
Europe	22.3	25.7	-13.2%	34.7	-35.7%
Middle East & Africa	14.8	20.2	-26.7%	18.2	-18.7%
Greater China	17.9	21.0	-14.8%	12.9	38.8%
Asia-Pacific	28.2	34.1	-17.3%	29.9	-5.7%
North America	3.4	2.6	30.8%	4.1	-17.1%
Latin America	6.6	11.9	-44.5%	13.3	-50.4%
Total	93.2	115.5	-19.3%	113.1	-17.6%

Based on our preliminary market estimate, Nokia’s mobile device market share for the first quarter 2009 was 37%, compared with 39% in the first quarter 2008 and 37% in the fourth quarter 2008. Our year on year market share decline was driven primarily by lower market share in Latin America, Middle East & Africa, Asia-Pacific and Greater China. This was partially offset by a slightly higher market share in North America and Europe. Sequentially, our market share declined in Latin America, Europe and Asia-Pacific, but these declines were offset by market share increases in Greater China, Middle East & Africa and North America.

In the first quarter 2009, our market share globally as well as regionally was distorted by extensive destocking by operators and distributors. This is due to the fact that our reported market share is based on the number of Nokia mobile devices shipped into the operator and distributor channels – not the number of Nokia mobile devices ultimately purchased by consumers during the quarter – as a percentage of overall mobile device purchases by consumers.

Our mobile device average selling price (ASP) in the first quarter 2009 was EUR 65, down from EUR 79 in the first quarter 2008 and down from EUR 71 in the fourth quarter 2008. Both the year on year and sequential declines were primarily due to general price pressure, a higher proportion of sales of lower priced products, and lower-than-expected device volumes in our Nseries range of high-end devices.

First quarter 2009 Devices & Services net sales declined 33% to EUR 6.2 billion, compared with EUR 9.3 billion in the first quarter 2008. At constant currency, Devices & Services net sales would have decreased 31%. The net sales decline resulted primarily from lower volumes, combined with the ASP decline, compared with the first quarter 2008. Of our total Devices & Services net sales, services contributed EUR 150 million in the first quarter 2009, representing 79% year on year growth and a 5% sequential decrease.

Net sales grew in Devices & Services year on year in North America. Net sales were down year on year in Latin America, Middle East & Africa, Europe, Asia-Pacific and Greater China.

Devices & Services reported gross profit and non-IFRS gross profit decreased 42% to EUR 2.1 billion, compared with EUR 3.6 billion in the first quarter 2008, with a reported and non-IFRS gross margin of 33.8% (38.5%). The year on year gross margin decrease was primarily due to a higher proportion of sales of lower end, lower margin devices and a lower proportion of sales of new high-end, higher margin devices, as well as general price pressure. The gross margin was flat sequentially, as the impact of the decline in ASP was offset by a reduction in the cost of sales.

Devices & Services reported operating profit decreased 71% to EUR 547 million, compared with EUR 1.9 billion in the first quarter 2008, with a reported operating margin of 8.9% (20.3%). Devices & Services non-IFRS operating profit decreased 67% to EUR 642 million, compared with EUR 2.0 billion in the first quarter 2008, with a non-IFRS operating margin of 10.4% (21.2%). The 67% year on year decrease in non-IFRS operating profit for the first quarter 2009 was due primarily to lower net sales compared with the first quarter 2008. The impact of lower net sales was somewhat mitigated by a reduction in our cost of sales and operating expenses during the first quarter 2009.

NAVTEQ

(Comparisons are given to the fourth quarter 2008)

First quarter 2009 NAVTEQ net sales decreased 36% sequentially to EUR 132 million, compared with EUR 205 million in the fourth quarter 2008, reflecting a sharp decline in demand for auto navigation systems and mobile navigation devices due to the challenging macroeconomic environment, and destocking. NAVTEQ reported gross profit was EUR 115 million (EUR 180 million), with a gross margin of 87.1% (87.8%). Non-IFRS gross profit was EUR 117 million (EUR 181 million), with a non-IFRS gross margin of 87.3% (87.9%). NAVTEQ had an operating loss of EUR 120 million (EUR 73 million loss). The reported operating margin was -90.9%
(-35.6%). NAVTEQ non-IFRS operating profit was EUR 5 million (EUR 53 million), with a non-IFRS operating margin of 3.7% (25.7%).

Nokia Siemens Networks

First quarter 2009 net sales decreased 12% to EUR 3.0 billion, compared with EUR 3.4 billion in the first quarter 2008, reflecting a greater-than-normal seasonal decline, challenging market conditions and competitive factors. At constant currency, Nokia Siemens Networks net sales would have decreased 9%.

The following chart sets out Nokia Siemens Networks net sales for the periods indicated, as well as the year on year and sequential growth rates, by geographic area.

NOKIA SIEMENS NETWORKS NET SALES BY GEOGRAPHIC AREA

EUR million	Q1/2009	Q1/2008	YoY Change	Q4/2008	QoQ Change
Europe	1 097	1 212	-9.5%	1 636	-32.9%
Middle East & Africa	436	448	-2.7%	615	-29.1%
Greater China	284	269	5.6%	409	-30.6%
Asia-Pacific	692	944	-26.7%	967	-28.4%
North America	169	192	-12.0%	198	-14.6%
Latin America	312	336	-7.1%	513	-39.2%
Total	2 990	3 401	-12.1%	4 338	-31.1%

Nokia Siemens Networks reported gross profit decreased 27% to EUR 703 million, compared with EUR 958 million in the first quarter 2008, with a gross margin of 23.5% (28.2%). Nokia Siemens Networks non-IFRS gross profit decreased 26% to EUR 764 million, compared with EUR 1.0 billion in the first quarter 2008, with a non-IFRS gross margin of 25.6% (30.4%). The lower year on year non-IFRS gross profit in the first quarter 2009 was due primarily to lower year on year net sales.

Nokia Siemens Networks had a first quarter 2009 reported operating loss of EUR 361 million compared with an operating loss of EUR 74 million in the first quarter 2008, with an operating margin of -12.1% (-2.2%). Nokia Siemens Networks non-IFRS operating loss was EUR 122 million in the first quarter 2009, compared with a non-IFRS operating profit of EUR 81 million in the first quarter 2008, with a non-IFRS operating margin of -4.1% (2.4%). The year on year decline in Nokia Siemens Networks non-IFRS operating result primarily reflected lower net sales.

Q1 2009 OPERATING HIGHLIGHTS

Devices & Services

•                  Nokia continued to take action to adjust its business operations and cost base in accordance with market demand as well as seek savings in operational expenses, looking at all areas and activities across Devices & Services and global support functions:

•                  Nokia announced and commenced measures to close its mobile devices research and development (R&D) facilities in Jyväskylä, Finland, affecting approximately 320 employees.

•                  Nokia announced and commenced measures to scale down production at its Salo mobile device manufacturing facility with staggered temporary lay-offs. Operations at the facility are continuing without interruption.

•                  Nokia announced and commenced voluntary initiatives within Devices & Services and global support functions aimed at reducing personnel-related costs, including a global voluntary resignation scheme and more extensive use of short-term unpaid leave and sabbaticals.

•                  Nokia announced and commenced measures to scale back Devices & Services sales, marketing and technology management operations, streamline Nokia’s Devices R&D organization, and increase efficiency in certain global support functions. These measures and others, affecting approximately
1 700 employees globally, are in line with Nokia’s plan to adjust its operations to match global consumer demand.

•                  Nokia announced Ovi Store, a one-stop shop that will offer consumers relevant, targeted media through their social connections and their physical location information. Ovi Store consolidates Nokia’s existing media distribution services, is expected to launch in the second quarter 2009, and will be showcased first on Nokia’s forthcoming flagship device, the Nokia N97.

•                  In the area of music, Nokia benefited from a strong performance by the Nokia 5800 XpressMusic, its first mass market touch product, which shipped 2.6 million units during the quarter. More than 3 million units have shipped since the device’s launch in late November last year. During the first quarter, Nokia further strengthened its offering of devices optimized for music, announcing the 5730 XpressMusic, the Nokia 5330 XpressMusic and the Nokia 5030. Nokia also extended its Comes With Music service – an ‘all-you-can-eat’ music offer where users can download freely from millions of tracks for a pre-defined period of time and keep those tracks once the period is up – to Australia and Singapore. Additionally, Nokia extended Nokia Music Store, its chain of digital music stores, to 18 countries.

•                  Nokia announced the Nokia E75, its flagship email device, and the Nokia E55, its most compact messaging device. Both products feature Nokia Messaging, a service which gives users access to email accounts from Yahoo! Mail, Windows Live Hotmail and Gmail as well as accounts from thousands of ISP’s around the world. Singapore’s Singtel and Telefónica Spain are among the first operators to introduce Nokia Messaging to customers. Nokia Messaging also includes access to instant and social messaging services.

•                  In converged devices, Nokia announced the Nokia N86 8MP, a device optimized for still and video image recording, and the Nokia N79 active. In location-based services, Nokia acquired bit-side to strengthen and accelerate its execution capabilities in Social Location applications and services, and announced a partnership with América Móvil to bring Nokia Maps navigation to customers in Latin America. Nokia also introduced a beta version of Point & Find in the United States and United Kingdom. Point & Find enables people on the move to access relevant information and services on the Internet simply by pointing their mobile phone camera at real life objects.

•                  Nokia strengthened its midrange device portfolio with the announcement of the Nokia 6720 classic, the Nokia 6710 Navigator, the Nokia 6700 classic, the Nokia 6303 classic and the Nokia 2700 classic, devices designed to strike a balance between design, functionality and affordability.

•                  Nokia announced that it selected Broadcom as a next generation 3G baseband, radio frequency (RF) and mixed signal chipset system supplier for worldwide markets. Nokia and Broadcom are cooperating on technology, including Nokia modem technology.

•                  Nokia and Qualcomm announced that they are planning to work together to develop advanced Universal Mobile Telecommunications System (UMTS) mobile devices, initially for the North American market.

NAVTEQ

•                  NAVTEQ extended its South American coverage with the launch of navigable maps of Chile and Venezuela, providing automotive-grade quality data to portable and mobile devices.

•                  NAVTEQ signed an agreement with AutoroutesTrafic, French Motorway Operations Partnership, for traffic data that will become a key component in a real-time traffic offering in France.

•                  NAVTEQ expanded its global business arrangement with Microsoft, providing access to all countries in the NAVTEQ database as well as the right to additional content.

•                  NAVTEQ announced an enhanced Traffic Patterns product in Europe, with updates to the historic traffic database that now includes coverage of the United Kingdom.

Nokia Siemens Networks

•                  Nokia Siemens Networks won two key five-year managed services deals with Orange. The operator outsourced the operations of its network in the UK to Nokia Siemens Networks, which was also awarded a contract to manage Orange’s multi-vendor fixed and wireless networks in Spain.

•                  Nokia Siemens Networks strengthened its services capability with the inauguration of a Global Networks Solutions Centre in Noida, India.

•                  Verizon, the US operator, selected Nokia Siemens Networks as a supplier of its IP Multi-Media Subsystem (IMS) network, which will enable rich multimedia applications across its networks.

•                  Nokia Siemens Networks announced a number of technological advances including the launch of the Flexi Multiradio base station which allows GSM/EDGE, WCDMA/HSPA/HSPA+ and LTE standards to run concurrently in a single unit, and the Evolved Packet Core for LTE that will enable operators to efficiently offer a full range of data, voice, and high-quality and real-time multimedia services over different wireless standards using the same open platform in the core network.

•                  At Mobile World Congress, Nokia Siemens Networks showcased new solutions including FlexiPacket Microwave, a next generation full packet microwave solution which combines Carrier Ethernet Transport with Microwave Radio, and charge@once unified and business solutions that allow operators to combine charging and billing.

•                  China’s leading telecom operators, China Mobile and China Unicom signed agreements to purchase 2G and 3G mobile equipments and services worth EUR 880 million from Nokia Siemens Networks during 2009.

For more information on the operating highlights mentioned above, please refer to related press announcements at the following links: http://www.nokia.com/press, http://www.navteq.com/about/press.html, http://www.nokiasiemensnetworks.com/press

NOKIA IN THE FIRST QUARTER 2009

(The following discussion is of Nokia’s reported results. Comparisons are given to the first quarter 2008 results, unless otherwise indicated.)

On July 10, 2008, Nokia completed the acquisition of NAVTEQ Corporation. NAVTEQ is a separate reportable segment of Nokia starting from the third quarter 2008. Accordingly, the results of NAVTEQ are not available for the prior periods.

Nokia’s net sales decreased 27% to EUR 9 274 million (EUR 12 660 million). Net sales of Devices & Services decreased 33% to EUR 6 173 million (EUR 9 263 million). Net sales of NAVTEQ were EUR 132 million. Net sales of Nokia Siemens Networks decreased 12% to EUR 2 990 million (EUR 3 401 million).

Operating profit decreased 96% to EUR 55 million (EUR 1 531 million), representing an operating margin of 0.6% (12.1%). Operating profit in Devices & Services decreased 71% to EUR 547 million (EUR 1 883 million), representing an operating margin of 8.9% (20.3%). Operating loss in NAVTEQ was EUR 120 million, representing an operating margin of -90.9%. Operating loss in Nokia Siemens Networks was EUR 361 million (loss of EUR 74 million), representing an operating margin of -12.1% (-2.2%). Corporate Common Functions reported expense totaled EUR 11 million (EUR 278 million).

In the period from January to March 2009, net financial expense was EUR 77 million (net financial income EUR 68 million). Loss before tax was EUR 12 million (profit of EUR 1 607 million). Profit was EUR 4 million (EUR 1 200 million), based on a profit of EUR 122 million (EUR 1 222 million) attributable to equity holders of the parent and a negative

EUR 118 million (negative EUR 22 million) attributable to minority interests. Earnings per share decreased to EUR 0.03 (basic) and EUR 0.03 (diluted), compared with EUR 0.32 (basic) and EUR 0.32 (diluted) in the first quarter of 2008.

PERSONNEL

The average number of employees during January-March 2009 was 124 842, of which the average number of employees at Nokia Siemens Networks was 60 543. At March 31, 2009, Nokia employed a total of 124 292 people (116 378 people at March 31, 2008), of which 60 546 were employed by Nokia Siemens Networks (60 391 people at March 31, 2008).

SHARES

The total number of Nokia shares at March 31, 2009 was 3 744 948 552. At March 31, 2009, Nokia and its subsidiary companies owned 41 763 310 Nokia shares, representing approximately 1.1% of the total number of Nokia shares and the total voting rights.

CONSOLIDATED INCOME STATEMENT, EUR million

(unaudited)

	Reported	Reported	Non-IFRS	Non-IFRS
	1-3/2009	1-3/2008	1-3/2009	1-3/2008

Net sales	9 274	12 660	9 276	12 663
Cost of sales	-6 371	-8 133	-6 310	-8 058

Gross profit	2 903	4 527	2 966	4 605
Research and development expenses	-1 500	-1 375	-1 358	-1 330
Selling and marketing expenses	-962	-1 035	-855	-968
Administrative and general expenses	-280	-308	-250	-278
Other income	56	45	56	45
Other expenses	-162	-323	-45	-90

Operating profit	55	1 531	514	1 984
Share of results of associated companies	10	8	10	8
Financial income and expenses	-77	68	-77	68

Profit before tax	-12	1 607	447	2 060
Tax	16	-407	-117	-534

Profit	4	1 200	330	1 526

Profit attributable to equity holders of the parent	122	1 222	357	1 492
Profit attributable to minority interests	-118	-22	-27	34
	4	1 200	330	1 526

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.03	0.32	0.10	0.39
Diluted	0.03	0.32	0.10	0.39

Average number of shares (1 000 shares)
Basic	3 699 879	3 823 262	3 699 879	3 823 262
Diluted	3 715 330	3 863 623	3 715 330	3 863 623

Depreciation and amortization, total	462	347	221	230

Share-based compensation expense, total	-25	56	-25	56

NOKIA NET SALES BY GEOGRAPHIC AREA, EUR million

(unaudited)

Reported	1-3/2009	Y-o-Y change, %	1-3/2008	1-12/2008

Europe	3 271	-27	4 452	18 842
Middle-East & Africa	1 217	-37	1 942	7 265
Greater China	1 534	-12	1 741	6 420
Asia-Pacific	2 101	-31	3 041	11 344
North America	533	21	440	2 068
Latin America	618	-41	1 044	4 771

Total	9 274	-27	12 660	50 710

NOKIA PERSONNEL BY GEOGRAPHIC AREA

	31.03.09	Y-o-Y change, %	31.03.08	31.12.08

Europe	60 872	1	60 339	61 971
Middle-East & Africa	5 033	5	4 800	5 160
Greater China	14 957	8	13 824	14 879
Asia-Pacific	21 853	13	19 375	21 832
North America	8 719	48	5 879	8 862
Latin America	12 858	6	12 161	13 125

Total	124 292	7	116 378	125 829

DEVICES & SERVICES, EUR million

(unaudited)

	Reported 1-3/2009	Special items & PPA 1-3/2009	Non- IFRS 1-3/2009	Reported 1-3/2008	Special items & PPA 1-3/2008	Non- IFRS 1-3/2008

Net sales	6 173	—	6 173	9 263	—	9 263
Cost of sales	-4 088	—	-4 088	-5 694	—	-5 694

Gross profit	2 085	—	2 085	3 569	—	3 569
% of net sales	33.8		33.8	38.5		38.5

Research and development expenses (1)	-755	2	-753	-766	—	-766
% of net sales	12.2		12.2	8.3		8.3

Selling and marketing expenses	-575	—	-575	-696	—	-696
% of net sales	9.3		9.3	7.5		7.5

Administrative and general expenses	-96	—	-96	-110	—	-110
% of net sales	1.6		1.6	1.2		1.2

Other income and expenses (2)	-112	93	-19	-114	81	-33

Operating profit	547	95	642	1 883	81	1 964
% of net sales	8.9		10.4	20.3		21.2

(1) Amortization of acquired intangible assets of EUR 2 million in Q1/09

(2) Restructuring charges of EUR 59 million and impairment of assets EUR 34 million in Q1/09. Restructuring charges and associated write-down of assets of EUR 81 million in Q1/08.

NAVTEQ, EUR million

(unaudited)

	Reported 1-3/2009	Special items & PPA 1-3/2009	Non- IFRS 1-3/2009

Net sales (1)	132	2	134
Cost of sales	-17		-17

Gross profit	115	2	117
% of net sales	87.1		87.3

Research and development expenses (2)	-168	93	-75
% of net sales	127.3		56.0

Selling and marketing expenses (3)	-55	30	-25
% of net sales	41.7		18.7

Administrative and general expenses	-12	—	-12
% of net sales	9.1		9.0

Other income and expenses	—	—	—

Operating profit	-120	125	5
% of net sales	-90.9		3.7

(1) Deferred revenue related to acquisitions of EUR 2 million in Q1/09.

(2) Amortization of acquired intangibles of EUR 93 million in Q1/09.

(3) Amortization of acquired intangibles of EUR 30 million in Q1/09.

NOKIA SIEMENS NETWORKS, EUR million

(unaudited)

	Reported 1-3/2009	Special items & PPA 1-3/2009	Non- IFRS 1-9/2009	Reported 1-3/2008	Special items & PPA 1-3/2008	Non- IFRS 1-3/2008

Net sales (1)	2 990	—	2 990	3 401	3	3 404
Cost of sales (2)	-2 287	61	-2 226	-2 443	75	-2 368

Gross profit	703	61	764	958	78	1 036
% of net sales	23.5		25.6	28.2		30.4

Research and development expenses (3)	-577	47	-530	-607	45	-562
% of net sales	19.3		17.7	17.8		16.5

Selling and marketing expenses (4)	-332	77	-255	-338	67	-271
% of net sales	11.1		8.5	9.9		8.0

Administrative and general expenses (5)	-155	30	-125	-154	30	-124
% of net sales	5.2		4.2	4.5		3.6

Other income and expenses (6)	—	24	24	67	-65	2

Operating profit	-361	239	-122	-74	155	81
% of net sales	-12.1		-4.1	-2.2		2.4

(1) Deferred revenue related to acquisitions of EUR 3 million in Q1/08.

(2) Restructuring charges of EUR 61 million in Q1/09 and of EUR 75 million in Q1/08.

(3) Restructuring charges of EUR 2 million and amortization of acquired intangibles of EUR 45 million in Q1/09.  Amortization of acquired intangibles of EUR 45 million in Q1/08.

(4) Restructuring charges of EUR 6 million and amortization of acquired intangibles of EUR 71 million in Q1/09. Reversal of restructuring charges of EUR 5 million and amortization of acquired intangibles of EUR 72 million in Q1/08.

(5) Restructuring charges of EUR 30 million in Q1/09 and EUR 30 million in Q1/08.

(6) Restructuring charges of EUR 24 million in Q1/09. Gain on transfer of Finnish pension liability of EUR 65 million in Q1/08.

CORPORATE COMMON FUNCTIONS

EUR million

(unaudited)

	Reported 1-3/2009	Special items & PPA 1-3/2009	Non- IFRS 1-3/2009	Reported 1-3/2008	Special items & PPA 1-3/2008	Non- IFRS 1-3/2008

Net sales	—	—	—	—	—	—
Cost of sales	—	—	—	—	—	—

Gross profit	—	—	—	—	—	—

Research and development expenses	—	—	—	-2	—	-2

Selling and marketing expenses	—	—	—	-1	—	-1

Administrative and general expenses	-23	—	-23	-44	—	-44

Other income and expenses (1)	12	—	12	-231	217	-14

Operating profit	-11	—	-11	-278	217	-61

(1) Loss on transfer of Finnish pension liability of EUR 217 million in Q1/08.

CONSOLIDATED INCOME STATEMENT, EUR million

(unaudited)

NOKIA GROUP

	Reported 1-3/2009	Special items & PPA	Non- IFRS 1-3/2009	Reported 1-3/2008	Special items & PPA	Non- IFRS 1-3/2008

Net sales (1)	9 274	2	9 276	12 660	3	12 663
Cost of sales (2)	-6 371	61	-6 310	-8 133	75	-8 058

Gross profit	2 903	63	2 966	4 527	78	4 605
% of net sales	31.3		32.0	35.8		36.4

Research and development expenses (3)	-1 500	142	-1 358	-1 375	45	-1 330
% of net sales	16.2		14.6	10.9		10.5

Selling and marketing expenses (4)	-962	107	-855	-1 035	67	-968
% of net sales	10.4		9.2	8.2		7.6

Administrative and general expenses (5)	-280	30	-250	-308	30	-278
% of net sales	3.0		2.7	2.4		2.2

Other income and expenses (6)	-106	117	11	-278	233	-45

Operating profit	55	459	514	1 531	453	1 984
% of net sales	0.6		5.5	12.1		15.7

Share of results of associated companies	10		10	8		8
Financial income and expenses	-77		-77	68		68

Profit before tax	-12	459	447	1 607	453	2 060
Tax	16	-133	-117	-407	-127	-534

Profit	4	326	330	1 200	326	1 526

Profit attributable to equity holders of the parent	122	235	357	1 222	270	1 492
Profit attributable to minority interests	-118	91	-27	-22	56	34
	4	326	330	1 200	326	1 526

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.03		0.10	0.32		0.39
Diluted	0.03		0.10	0.32		0.39

Average number of shares
(1 000 shares)
Basic	3 699 879		3 699 879	3 823 262		3 823 262
Diluted	3 715 330		3 715 330	3 863 623		3 863 623

Depreciation and amortization, total	462	-241	221	347	-117	230

Share-based compensation expense, total	-25	—	-25	56	—	56

(1) Deferred revenue related to acquisitions of EUR 2 million Q1/09 and EUR 3 million in Q1/08.

(2) Restructuring charges of EUR 61 million and amortization of acquired intangible assets in Q1/09.  Restructuring charges of EUR 75 million in Q1/08.

(3) Amortization of acquired intangible assets of EUR 140 million and restructuring charges of EUR 2 million in Q1/09.  Amortization of acquired intangible assets of EUR 45 million in Q1/08.

(4) Restructuring charges of EUR 6 million and amortization of acquired intangible assets of EUR 101 million in Q1/09. Reversal of restructuring charges of EUR 5 million and amortization of acquired intangibles of EUR 72 million in Q1/08.

(5) Restructuring charges of EUR 30 million in Q1/09 and EUR 30 million in Q1/08.

(6) Restructuring charges of EUR 83 million and impairment of intangible assets of EUR 34 million in Q1/09. Loss on transfer of pension liability of EUR 152 million and EUR 81 million of restructuring charges in Q1/08.

CONSOLIDATED INCOME STATEMENT, EUR million

(unaudited)

	1-3/2009	1-3/2008	1-12/2008

Net sales	9 274	12 660	50 710
Cost of sales	-6 371	-8 133	-33 337

Gross profit	2 903	4 527	17 373
Research and development expenses	-1 500	-1 375	-5 968
Selling and marketing expenses	-962	-1 035	-4 380
Administrative and general expenses	-280	-308	-1 284
Other income	56	45	420
Other expenses	-162	-323	-1 195

Operating profit	55	1 531	4 966
Share of results of associated companies	10	8	6
Financial income and expenses	-77	68	-2

Profit before tax	-12	1 607	4 970
Tax	16	-407	-1 081

Profit	4	1 200	3 889

Profit attributable to equity holders of the parent	122	1 222	3 988
Profit attributable to minority interests	-118	-22	-99

	4	1 200	3 889

Earnings per share, EUR
(for profit attributable to the equity holders of the parent)
Basic	0.03	0.32	1.07
Diluted	0.03	0.32	1.05

Average number of shares (1 000 shares)
Basic	3 699 879	3 823 262	3 743 622
Diluted	3 715 330	3 863 623	3 780 363

Depreciation and amortization, total	462	347	1 617

Share-based compensation expense, total	-25	56	67

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME, EUR million

	1-3/2009	1-3/2008	1-12/2008

Profit	4	1 200	3 889

Other comprehensive income
Tax benefit on stock options exercised	—	—	4
Excess tax benefit on share-based compensation	-12	-30	-128
Translation differences	388	-131	595
Net investment hedge gains	-27	37	-123
Cash flow hedges	-384	-28	-40
Available-for-sale investments	-6	16	-15
Other increase/decrease, net	-15	-36	28
Income tax related to components of other comprehensive income	102	2	58

Other comprehensive income, net of tax	46	-170	379

Total comprehensive income	50	1 030	4 268

Total comprehensive income attributable to
equity holders of the parent	190	1 013	4 459
minority interests	-140	17	-191
	50	1 030	4 268

CONSOLIDATED STATEMENT OF FINANCIAL POSITION, IFRS, EUR million (unaudited)

	31.03.2009	31.03.2008	31.12.2008
ASSETS
Non-current assets
Capitalized development costs	231	358	244
Goodwill	6 584	1 454	6 257
Other intangible assets	3 760	2 334	3 913
Property, plant and equipment	2 080	1 813	2 090
Investments in associated companies	95	318	96
Available-for-sale investments	537	358	512
Deferred tax assets	2 127	1 661	1 963
Long-term loans receivable	28	18	27
Other non-current assets	13	37	10
	15 455	8 351	15 112
Current assets
Inventories	2 292	2 793	2 533
Accounts receivable	8 931	10 440	9 444
Prepaid expenses and accrued income	4 561	3 230	4 538
Current portion of long-term loans receivable	99	156	101
Other financial assets	515	348	1 034
Available-for-sale investments, liquid assets	1 130	3 201	1 272
Available-for-sale investments, cash equivalents	5 370	5 600	3 842
Bank and cash	1 614	1 565	1 706
	24 512	27 333	24 470
Total assets	39 967	35 684	39 582

SHAREHOLDERS’ EQUITY AND LIABILITIES
Capital and reserves attributable to equity holders of the parent
Share capital	246	246	246
Share issue premium	366	654	442
Treasury shares	-775	-286	-1 881
Translation differences	707	-263	341
Fair value and other reserves	-210	-27	62
Reserve for invested non-restricted equity	3 210	3 299	3 306
Retained earnings	10 831	10 830	11 692
	14 375	14 453	14 208
Minority interests	2 155	2 569	2 302
Total equity	16 530	17 022	16 510

Non-current liabilities
Long-term interest-bearing liabilities	3 076	173	861
Deferred tax liabilities	1 672	979	1 787
Other long-term liabilities	68	117	69
	4 816	1 269	2 717
Current liabilities
Current portion of long-term loans	54	154	13
Short-term borrowing	2 656	771	3 578
Other financial liabilities	373	182	924
Accounts payable	5 223	5 589	5 225
Accrued expenses	6 806	6 919	7 023
Provisions	3 509	3 778	3 592
	18 621	17 393	20 355
Total shareholders’ equity and liabilities	39 967	35 684	39 582
Interest-bearing liabilities	5 786	1 098	4 452
Shareholders’ equity per share, EUR	3.88	3.82	3.84
Number of shares (1 000 shares) (1)	3 703 185	3 786 740	3 697 872

(1) Shares owned by Group companies are excluded.

CONSOLIDATED STATEMENT OF CASH FLOWS, IFRS, EUR million

(unaudited)

	1-3/2009	1-3/2008	1-12/2008
Cash flow from operating activities
Profit attributable to equity holders of the parent	122	1 222	3 988
Adjustments, total	450	991	3 469
Change in net working capital	358	-1 259	-2 546
Cash generated from operations	930	954	4 911
Interest received	57	193	416
Interest paid	-76	-28	-155
Other financial income and expenses, net received	-430	49	-195
Income taxes paid	-205	-411	-1 780
Net cash from operating activities	276	757	3 197

Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	-19	-205	-5 962
Purchase of current available-for-sale investments, liquid assets	-107	-439	-669
Purchase of non-current available-for-sale investments	-43	-22	-121
Purchase of shares in associated companies	-28	—	-24
Additions to capitalized development costs	-18	-24	-131
Long-term loans made to customers	—	—	10
Proceeds from repayment and sale of long-term loans receivable	7	—	119
Proceeds from (+) / payment of (-) other long-term loans receivable	—	—	-1
Proceeds from (+) / payment of (-) short-term loans receivable	—	-285	-15
Capital expenditures	-144	-179	-889
Proceeds from disposal of shares in associated companies	12	2	3
Proceeds from disposal of businesses	—	—	41
Proceeds from maturities and sale of current available-for-sale investments, liquid assets	253	2 042	4 664
Proceeds from sale of non-current available-for-sale investments	—	—	10
Proceeds form sale of fixed assets	3	15	54
Dividends received	—	—	6
Net cash used in / from investing activities	-84	905	-2 905

Cash flow from financing activities
Proceeds from stock option exercises	—	—	53
Purchase of treasury shares	—	-1 371	-3 121
Proceeds from long-term borrowings	2 250	1	714
Repayment of long-term borrowings	-5	-28	-34
Proceeds from (+) / payment of (-) short-term borrowings	-1 008	75	2 891
Dividends paid	-29	—	-2 048
Net cash from / used in financing activities	1 208	-1 323	-1 545

Foreign exchange adjustment	36	-24	-49
Net increase (+) / decrease (-) in cash and cash equivalents	1 436	315	-1 302
Cash and cash equivalents at beginning of period	5 548	6 850	6 850
Cash and cash equivalents at end of period	6 984	7 165	5 548

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY, IFRS, EUR million

(unaudited)

	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested non- restricted equity	Retained earnings	Before minority	Minority interest	Total equity
Balance at December 31, 2007	246	644	-3 146	-163	23	3 299	13 870	14 773	2 565	17 338
Total comprehensive income	—	-28	—	-100	-50	—	1 191	1 013	17	1 030
Share-based compensation		54						54		54
Settlement of performance shares		-16	2					-14		-14
Acquisition of treasury shares			-1 374					-1 374		-1 374
Reissuance of treasury shares			1					1		1
Cancellation of treasury shares			4 231				-4 231	—		—
Dividend								—	-1	-1
Acquisitions and other changes in minority interests								—	-12	-12
Balance at March 31, 2008	246	654	-286	-263	-27	3 299	10 830	14 453	2 569	17 022

Balance at December 31, 2008	246	442	-1 881	341	62	3 306	11 692	14 208	2 302	16 510
Total comprehensive income	—	-12	—	366	-272	—	108	190	-140	50
Share-based compensation		-23						-23		-23
Settlement of performance shares		-41	137			-96		—		—
Cancellation of treasury shares			969				-969	—		—
Dividend								—	-7	-7
Balance at March 31, 2009	246	366	-775	707	-210	3 210	10 831	14 375	2 155	16 530

COMMITMENTS AND CONTINGENCIES, EUR million

(unaudited)

	GROUP
	31.03.2009	31.03.2008	31.12.2008

Collateral for own commitments
Property under mortgages	18	18	18
Assets pledged	11	28	11

Contingent liabilities on behalf of Group companies
Guarantees for loans	—	—	—
Other guarantees	2 673	2 336	2 896

Contingent liabilities on behalf of other companies
Financial guarantees on behalf of third parties	1	133	2
Other guarantees	1	1	1

Leasing obligations	1 321	1 093	1 156

Financing commitments
Customer finance commitments	193	230	197
Venture fund commitments	391	219	467

1 EUR = 1.296 USD

FORWARD-LOOKING STATEMENTS

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) our ability to develop and grow our consumer Internet services business; D) expectations regarding market developments and structural changes; E) expectations regarding our mobile device volumes, market share, prices and margins; F) expectations and targets for our results of operations; G) the outcome of pending and threatened litigation; H) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and I) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and related financial crisis and their impact on us, our customers and end-users of our products, services and solutions, our suppliers and collaborative partners; 2) the development of the mobile and fixed communications industry, as well as the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 3) the intensity of competition in the mobile and fixed communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 4) competitiveness of our product, services and solutions portfolio; 5) our ability to successfully manage costs; 6) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen, the Chinese yuan and the UK pound sterling, as well as certain other currencies; 7) the success, financial condition and performance of our suppliers, collaboration partners and customers; 8) our ability to source sufficient amounts of fully functional components, sub-assemblies, software and content without interruption and at acceptable prices; 9) the impact of changes in technology and our ability to develop or otherwise acquire and timely and successfully commercialize complex technologies as required by the market; 10) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products, services and solutions; 11) the impact of changes in government policies, trade policies, laws or regulations or political turmoil in countries where we do business; 12) our success in collaboration arrangements with others relating to development of technologies or new products, services and solutions; 13) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 14) inventory management risks resulting from shifts in market demand; 15) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solutions; 16) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 17) any disruption to information technology systems and networks that our operations rely on; 18) developments under large, multi-year contracts or in relation to major customers; 19) the management of our customer financing exposure;  20) our ability to retain, motivate, develop and recruit appropriately skilled employees; 21) whether, as a result of investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 22) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 23) unfavorable outcome of litigations; 24) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; as well as the risk factors specified on pages 11-28 of Nokia’s annual report on Form 20-F for the year ended December 31, 2008 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Nokia, Helsinki – April 16, 2009

Media and Investor Contacts:

Corporate Communications, tel. +358 7180 34900

Investor Relations Europe, tel. +358 7180 34289

Investor Relations US, tel. +1 914 368 0555

•                  Nokia plans to publish its second quarter 2009 results on July 16, 2009.

•                  The Annual General Meeting will be held on April 23, 2009.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2009	Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel